Exhibit 99.1
     The Company hereby amends and restates the first paragraph under the section entitled “Summary — Debt Tender Offer” of its Prospectus Supplement as follows:
In connection with this offering, we will commence a tender offer and consent solicitation, or the Tender Offer, for our outstanding 8.5% senior notes due December 15, 2013, or the 2013 Senior Notes, of which $298.1 million in aggregate principal amount was outstanding as of June 30, 2010 (excluding $151.0 million of 2013 Senior Notes held by us). Pursuant to the Tender Offer, we will be (1) offering to purchase for cash any and all of the 2013 Senior Notes validly tendered on or prior to the expiration date of the Tender Offer for a total consideration of up to $1,016.67 per $1,000 principal amount of 2013 Senior Notes plus accrued and unpaid interest and (2) soliciting consents to certain proposed amendments to the indenture governing the 2013 Senior Notes. The total consideration includes a tender offer payment of $1,000 and a consent payment of $16.67, in each case per $1,000 principal amount of 2013 Senior Notes. The consent payment will only be paid for tenders made prior to 5:00 p.m., New York City time, on November 29, 2010, as such date may be extended, or the Consent Payment Deadline. The Tender Offer will be scheduled to expire at 11:59 p.m., New York City time, on December 14, 2010 and will be subject to the satisfaction of certain conditions, including our receipt of valid tenders and consents from holders of not less than a majority in aggregate principal amount of the 2013 Senior Notes. If the conditions to the Tender Offer have been satisfied on or prior to the Consent Payment Deadline, we expect to accept for purchase all 2013 Senior Notes validly tendered on or prior to the Consent Payment Deadline and purchase such 2013 Senior Notes promptly thereafter. In the event that less than 100% of the 2013 Senior Notes are tendered prior to the Consent Payment Deadline, we intend to redeem the remaining bonds and discharge the indebtedness in accordance with the indenture governing the 2013 Senior Notes.
     The Company hereby amends the section entitled “Underwriting” of the Prospectus Supplement to include the following sentence immediately before the subsection entitled “Commission and Expenses”:
Jefferies & Company, Inc., an underwriter in this offering and the dealer manager and solicitation agent in connection with the Tender Offer, currently holds approximately $4 million of Notes, which it intends to tender in accordance with the terms of the Tender Offer.